

November 10, 2021

Daniel de Boer
Chief Executive Officer
ProQR Therapeutics N.V.
Zernikedreef 9
2333 CK Leiden
The Netherlands

>   **Re: ProQR Therapeutics N.V.**
>   **Registration Statement on Form F-3**
>   **Filed November 4, 2021**
>   **File No. 333-260775**

Dear Mr. de Boer:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Christine Westbrook at 202-551-5019 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: James Xu, Esq.